NRPH0001 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

April 7, 2006

By Overnight Delivery,
Facsimile Transmittal and
EDGAR Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	New River Pharmaceuticals Inc.
Annual Report on Form 10-K for the
Fiscal Year ended January 1, 2006
File No. 000-50851

Dear Mr. Rosenberg:

As Chief Operating Officer, Chief Financial Officer and Secretary of New River Pharmaceuticals Inc., a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, dated March 24, 2006 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New River Pharmaceuticals Inc.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The underlined and bolded portion of these responses represents modifications to the current disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2006 (the “Form 10-K”) to comply with the Staff’s request. The Company did not include the underlined and bolded information in its Form 10-K due to materiality or confidentiality concerns as further discussed in the Company’s responses below. The Company believes that its current disclosures in the Form 10-K meet all applicable requirements.

NRPH0002 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

Confidential Treatment

Certain portions of the Company’s responses to Staff Comments 2 and 3 set forth below may contain confidential business and proprietary information relative to the Company. I respectfully request, on behalf of the Company, that this information provided in the responses to Staff Comments 2 and 3 set forth in this letter, Bates numbers NRPH0003 - NRPH0010 (collectively, the “Confidential Information”), be accorded confidential treatment under the Freedom of Information Act (5 U.S.C. § 552(b)) (“FOIA”) pursuant to 17 C.F.R. § 200.83 and the Commission’s Release No. FOIA-65.

I also specifically request, on behalf of the Company, that, pursuant to FOIA and applicable rules of the Commission, any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in the Confidential Information or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company, or its affiliates and (b) employees of the Commission (or any other government agency) be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

If any person who is not an employee of the Commission (including any other government employee) requests an opportunity to inspect or copy the Confidential Information, I specifically request, on behalf of the Company, that the Company be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the materials referred to are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, the Company hereby requests an opportunity to be heard on such matter. Such notice may be provided to me.

I am also attaching a copy of the letter to the Commission’s Freedom of Information Act Office, which I am simultaneously mailing. Also, the Company requests that at the conclusion of the Commission’s review of the enclosed documents, all copies be returned to me at the address listed above.

NRPH0003 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

Form 10-K for the Year Ended January 1, 2006

Form 10-K — January 1, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 38

Liquidity and Capital Resources, page 43

1.
In the last paragraph on page 44 you disclose commitments for external development work of approximately $4.7 million that you did not include in your contractual obligations table. Please explain to us why you did not include these amounts in that table given that you appear to be contractually obligated to make these payments.

Response

In response to the Staff’s comment, the Company believes that it has properly reflected the amount referenced in the Staff’s comments in the contractual obligations table. As the Staff has noted, the Company disclosed that it had commitments of $4,672,000 for external development work in the last paragraph on page 44 of the Form 10-K. The contractual obligations table also includes this same amount under the description “Research and development contracts”.

Financial Statements, page F-1

(3) Collaboration Arrangement and Other Agreements, page F-11

2.
You state here that you defer the recognition of this revenue because it may be refundable in the future under certain circumstances. Please provide to us in disclosure type format what these future circumstances are that might cause you to repay this amount. Provide in disclosure type format a more robust discussion of this potential obligation in your liquidity discussion. Also, further clarify the circumstances that would require you to pay the $50 million termination fee discussed at the top of page F-12.

Response

We acknowledge the Staff’s comment. The following paragraph is derived from our disclosure on page F-11 of our Form 10-K and presents, in disclosure type format, a description of the future circumstances under which the $50 million payment received from Shire in February 2005 may become refundable:

NRPH0004 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

“On January 31, 2005, the Company entered into a collaboration agreement with Shire Pharmaceuticals Group plc (Shire) relating to the global commercialization of NRP104 for treatment of attention deficit hyperactivity disorder (ADHD) and other potential indications. On March 31, 2005, the Company and Shire split this agreement into two agreements by entering into a United States Collaboration Agreement and a rest of world (ROW) Territory License Agreement (the Shire Agreements) to replace the initial collaboration agreement. The collaboration includes product development, manufacturing, marketing and sales. Under the terms of the collaboration, Shire paid the Company an upfront fee of $50 million on February 11, 2005 and a milestone payment of $50 million on February 6, 2006 as a result of notice from the U.S. Food and Drug Administration (FDA) on January 26, 2006 of its acceptance of the Company’s new drug application (NDA) filing for NRP104. The Company has recorded the $50 million upfront payment received on February 11, 2005 as deferred revenue in the consolidated balance sheet as of January 1, 2006 as such amount was refundable in [REDACTED]

The Company evaluated the deferral of this $50 million in accordance with the requirements of SAB 104 and believes that the receipt of such amount did not meet the requirements for recognition of this amount as revenue in the current period. Specifically, the related performance obligations (i.e. continued research and development activities and FDA approval of NRP104) required under the agreement have not yet been completed by the Company.

The Company previously submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.13 and 10.14 to its Form 10-K filed on April 1, 2005. Included in this information were the amount and timing of the potential refund of such amounts in the event that FDA approval is not obtained. The Company believed and continues to believe that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and that its disclosure would result in substantial competitive harm to the Company. As a result of this request, the Commission determined not to publicly disclose such information and issued an Order granting the Company’s confidential treatment request on June 6, 2005 (CF#16664).

The following paragraph is derived from our disclosure beginning on page F-12 of our Form 10-K and presents, in disclosure type format, under what circumstances we would be required to pay the $50 million termination fee to Shire:

“The Shire Agreements also provide for additional payments to the Company in the event that certain additional milestones are achieved. These potential payments include an amount of up to $300 million following the first commercial sale of the product, depending on the characteristics of the FDA approved product labeling, and $100 million upon achieving a significant sales target. The maximum amount of upfront and milestone payments under the terms of the collaboration is $505 million. In addition to the upfront and milestone payments, the Shire Agreements provide for profit sharing on U.S. product sales when and if the product is approved by the FDA. Shire will retain 75% of profits, as defined, for the first two years following the launch of the product and the parties will share the profits equally thereafter. For product sales in the rest of the world, Shire will pay the Company a royalty. The Shire Agreements provide for certain termination rights. Shire may for instance terminate the Shire Agreements at any time prior to receiving regulatory approval in the United States, or within 30 days of receiving the first such regulatory approval. In the latter case, [REDACTED] Shire may [REDACTED] be entitled to a termination fee of $50 million. In addition, each party may terminate in the event of an uncured, defined material breach by the other party, entitling the non-breaching party the right to purchase the interests of the breaching party. Subject to certain conditions, either party is entitled to terminate in the event that governmental action restricts or prohibits the transactions contemplated by the Shire Agreements under the laws of the United States or European Union.”

NRPH0005 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

The Company previously submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.13 and 10.14 to its Form 10-K filed on April 1, 2005. Included in this information were the amount payable upon termination and the specific circumstances under which such amount would be payable. The Company believed and continues to believe that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and that its disclosure would result in substantial competitive harm to the Company. As a result of this request, the Commission determined not to publicly disclose such information and issued an Order granting the Company’s confidential treatment request on June 6, 2005 (CF#16664).

The following paragraphs are derived from our liquidity discussion on page 45 of our Form 10-K and presents, in disclosure type format, a more robust discussion of the circumstances under which the $50 million of Deferred Revenue may be refundable and the circumstances under which we may have to pay Shire the termination fee:

“Our future capital requirements will depend on a number of factors, including milestone payments received [REDACTED] under our collaboration agreements with Shire, the progress of our research and development of product candidates, the timing and outcome of regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the status of competitive products, the availability of financing and our success in developing markets for our product candidates. [REDACTED]. We believe our existing cash and cash equivalents and short-term investments, including the $50 million milestone payment received from Shire on February 6, 2006, will be sufficient to fund our operating expenses and capital equipment requirements for at least the next 18 months.

NRPH0006 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

To the extent our capital resources are insufficient to meet future capital requirements, [REDACTED] we will need to raise additional capital or incur indebtedness to fund our operations. We cannot assure that additional debt or equity financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Any future funding may dilute the ownership of our equity investors.”

3.	Please provide to us in disclosure type format:

•	a discussion of the milestone amounts payable along with the events that will trigger these payments related to your Depomed and Ernest Gallo Clinic Research Center agreements;

•	the amount of the annual license maintenance fee related to the Ernest Gallo agreement; and

•	a more robust discussion of these amounts and the timing associated with them in your liquidity discussion for the contractual obligations table on page 44.

Response

The following paragraph is derived from our disclosure regarding the Depomed agreement on page F-12 of our Form 10-K and presents, in disclosure type format, a discussion of the milestone amounts payable and the events that will trigger these payments under the agreement:

“On June 6, 2005, the Company entered into a development and license agreement with Depomed, Inc. (Depomed) to create pharmaceutical products using Depomed’s patented oral drug delivery technology with the Company’s proprietary drug compounds. Under terms of the agreement, the Company may acquire worldwide rights to use Depomed’s Gastric Retention oral drug delivery technology in up to three of the Company’s proprietary compounds. Once a compound is named and entered into development, Depomed will perform feasibility studies through an initial Phase I trial. In return, the Company will reimburse Depomed on a cost-plus basis for expenses as defined in each project budget. Once preclinical and Phase I testing is completed, the Company may exercise an option to license each product candidate and advance the product into additional clinical trials. At that time, the Company will make an initial milestone payment [REDACTED], with additional milestone payments [REDACTED]. Upon ultimate commercialization of product candidates developed under this agreement, the Company will pay Depomed royalties [REDACTED] on net sales of each product. Through January 1, 2006, the Company had incurred no development costs under this agreement.”

NRPH0007 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

Because the Company has not yet exercised its option to license a product under the Depomed agreement, it has not yet incurred any obligation to pay any of the milestones provided for in the agreement. Furthermore, the Company has yet to complete any feasibility studies to begin to evaluate the potential licensing of any product under the agreement. Currently, the Company cannot assess the likelihood of it ever exercising an option to license any product under this agreement. In the event that the Company exercises an option to license a product under this agreement, it is the Company’s intent to disclose such obligations at such time. The Company believes at this time that disclosure of these potential milestone and royalty payments is not material to an understanding of our financial and operational outlook.

The following paragraph is derived from our disclosure regarding the Ernest Gallo Clinic agreement on page F-12 of our Form 10-K and presents, in disclosure type format, a discussion of the milestone amounts payable and the events that will trigger these payments under the agreement, including the annual license maintenance fee:

“On July 8, 2005, the Company entered into an exclusive licensing agreement with the Ernest Gallo Clinic Research Center at the University of California San Francisco to investigate a new approach toward improving the use of opioid analgesics in the treatment of pain by reducing the development of tolerance. Under the agreement, the Company paid a licensing fee of $100,000 and will pay an annual license maintenance fee [REDACTED], potential milestones and royalty payments in exchange for an exclusive license to pursue the commercial development of the technology for the treatment of pain. [REDACTED] The Company refers to this as its NRP388 program.”

Our development work under this agreement has not yet progressed to the point where the Company believes that it can assess the likelihood that milestones under this agreement will be achieved or that royalties will become payable. In the event that the Company’s progress under this agreement makes it likely that the Company will achieve the milestones and/or be required to make the royalty payments described above, management will evaluate the materiality of the agreement at such time and, in the event such agreement, including any payments required thereunder, is determined to be material to the Company, the Company will disclose the terms of the agreement determined to be material at such time. The Company believes that disclosure of these potential milestone payments currently is not material to its financial statements and that disclosure of such amounts would not lead a reader of the financial statements to reach a different conclusion with respect to the Company’s financial or operational outlook.

NRPH0008 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

The following paragraphs are derived from the liquidity discussion on page 44 of our Form 10-K and presents, in disclosure type format, a more robust discussion of the milestone amounts payable under the Depomed and Ernest Gallo agreements:

“The contractual commitments reflected in this table exclude royalty payments that we may be obligated to pay to Innovative Technologies in the future. Such future royalty payments are contingent on product sales and are based on 1% of net sales (as defined in the Innovative Technologies Agreement) for a period of 10 years or up to a total of $1 million, whichever occurs first. Also excluded from the table are payments that we may be obligated to make under our agreements with Depomed, Inc. (Depomed), Optimer Pharmaceuticals, Inc, and the Ernest Gallo Clinic Research Center at the University of California San Francisco (Ernest Gallo Clinic). Such payments are contingent upon the achievement of certain milestones, royalties on future product sales, and development costs which are reimbursed at an FTE equivalent rate or cost-plus basis, the total cost of which cannot reasonably be estimated.”

[REDACTED]

[REDACTED]

For reasons elaborated above, we do not believe these additions are material to our financial statements.

NRPH0009 - Confidential
Treatment Requested
by New River Pharmaceuticals Inc.

Securities and Exchange Commission
April 7. 2006

* * * *
In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (540) 633-7904.

Sincerely,

/s/ Krish S. Krishnan

Krish S. Krishnan
Chief Operating Officer,
Chief Financial Officer and Secretary